FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2004

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
 4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG

Press Release: “Syngenta sees agricultural innovation as key to conserve biodiversity”

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Item 1

Syngenta International AG Media Office CH-4002 Basel Switzerland Telephone: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com

Media Release

Syngenta sees agricultural innovation as key to conserve biodiversity

Bangkok, Thailand, 18 November 2004

Biodiversity conservation depends as much upon agricultural innovation and scientific research as on any other single factor. This is the key message of a speech given today by Syngenta Chairman Heinz Imhof at the World Conservation Congress in Bangkok. The Congress, hosted by the International Union for Conservation of Nature and Natural Resources, attracted over 5000 delegates in Thailand’s capital this week.

“The opening up of new land for farming is one of the most important sources of habitat destruction which in turn is recognized as one of the most important sources of biodiversity loss,” Imhof said. “Biodiversity therefore depends upon agricultural practices which sustain rural communities, conserve soil, water and air quality, deliver good and plentiful food year after year and stimulate the creation of enhanced crop varieties.”

“With the world population expected to increase from currently 6 billion to over 8 billion by 2025, we face the global challenge of doubling the food supply while the actual availability of arable land per capita declines,” Imhof continued. “If we are to achieve global conservation goals and at the same time substantially raise existing crop yields, the answer lies in sustainable intensification of production on existing arable land.”

Imhof urged all those involved in establishing biodiversity rules such as the Convention on Biological Diversity and the Biosafety Protocol to be positive, flexible and co-operative. “Workable implementation could be threatened by rigid, worst-case interpretations and could be all too easily abused to form effective trade barriers. Restrictive liability regimes could deter trade and, ultimately, technology innovation. We therefore need a balanced interpretation of protocols and conventions promoting biosafety.” Imhof also emphasized the need for broad multi-stakeholder initiatives and public private partnerships based on transparency, trust and shared benefits.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2003 were approximately $6.6 billion. Syngenta employs some 19,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

The complete text of the speech is available at www.syngenta.com.

Media Enquiries:	Switzerland:	Markus Payer	Tel: +41 (61) 323 2323
	USA:	Sarah Hull	Tel: +1 (202) 347 8348

Syngenta – 18 November 2004 / Page 1 of 1

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	November 18, 2004	By:	/s/ Christoph Mäder

			Name:	Christoph Mäder
			Title:	General Counsel

		By:	/s/ Damian Heller

			Name:	Damian Heller
			Title:	Company Secretary